UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

RBI has, vide its letter dated May 2, 2025, forwarded an Order dated April 29, 2025 passed by the Adjudication Committee of Executive Directors, imposing a monetary penalty of ₹ 97.80 lakhs on ICICI Bank Limited for failing  to (i) report a cyber security incident to RBI within the stipulated timeline, (ii) put into use a robust software for throwing alerts for certain categories of accounts; and (iii) send credit card bills / statements to certain customers, but levying late payment charges.  This penalty has been imposed in exercise of powers conferred on RBI under the provisions of Section 47 A(1)(c) read with Section 46 (4)(i) of the Banking Regulation Act, 1949. The press release issued by RBI can be accessed at https://www.rbi.org.in/Scripts/BS_PressReleaseDisplay.aspx?prid=60358

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date :	May 2, 2025	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Associate Leadership Team